Filed by: QLT Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Atrix Laboratories, Inc.
Commission File No. 0-18231

The following is a press release dated October 14, 2004 issued in connection with QLT’s proposed acquisition of Atrix Laboratories, Inc.

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QLT AND ATRIX LABORATORIES JOINT PROXY STATEMENT CLEARED BY SEC

For Immediate Release	October 14, 2004

VANCOUVER, CANADA—QLT Inc. (NASDAQ: QLTI; TSX: QLT) and Atrix Laboratories, Inc. (NASDAQ: ATRX) announced today that QLT’s registration statement on Form S-4 filed in connection with their proposed merger has been declared effective by the United States Securities and Exchange Commission (SEC). The registration statement includes a joint proxy statement/prospectus that will be sent to the stockholders of both companies.

The proposed merger remains subject to various closing conditions, including the approval of stockholders of QLT and Atrix. QLT has scheduled a shareholder meeting to vote on the issuance of QLT common shares in connection with the proposed merger. This stockholder meeting will be held at 9:00 a.m. (Pacific Time) on November 19, 2004, at QLT’s head office at 887 Great Northern Way, Vancouver, British Columbia. Atrix has scheduled a stockholder meeting at 10:00 a.m. (Mountain Time) on November 19, 2004, to vote on the proposed merger, to be held at The Fort Collins Marriott, 350 East Horsetooth Road, Fort Collins, Colorado.

About QLT Inc.

QLT Inc. is a global pharmaceutical company specializing in the discovery, development and commercialization of innovative therapies to treat cancer, eye diseases, dermatological and urological conditions. Combining expertise in ophthalmology, oncology and photodynamic therapy, QLT has commercialized two products to date, including Visudyne® therapy which is one of the most successfully launched ophthalmology products. For more information, visit our website at www.qltinc.com.

About Atrix Laboratories, Inc.

Atrix Laboratories, Inc. is an emerging specialty pharmaceutical company focused on advanced drug delivery. With unique sustained release and topical technologies, Atrix is currently developing a diverse portfolio of proprietary products, including oncology, and dermatology products. The company also partners with large pharmaceutical and biotechnology companies to apply its proprietary technologies to new chemical entities or to extend the patent life of existing products. Additional information is available on the Atrix Laboratories, Inc. website at www.atrixlabs.com.

QLT Inc.:
Therese Hayes/Tamara Hicks
Telephone: 604-707-7000 or 1-800-663-5486
Fax: 604-707-7001

QLT Inc. is listed on The Nasdaq Stock Market under the trading symbol “QLTI” and on The Toronto Stock Exchange under the trading symbol “QLT.”

In connection with QLT’s proposed merger with Atrix Laboratories, Inc., QLT has filed with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF QLT AND ATRIX ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION, AS WELL AS OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT QLT, ATRIX AND THE TRANSACTION. The definitive joint proxy statement/prospectus on file with the SEC and other relevant materials, and any other documents filed by QLT or Atrix with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant materials will be mailed to stockholders of QLT and Atrix in advance of the special meetings to consider the transaction. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by QLT by directing a request to: QLT Inc., Attn: Investor Relations, 887 Great Northern Way, Vancouver, BC, Canada, V5T 4T5. Investors and security holders may obtain free copies of the documents filed with the SEC by Atrix by contacting Atrix Laboratories, Inc., Attn: Investor Relations, 2579 Midpoint Drive, Fort Collins, CO, 80525.

QLT, Atrix and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of QLT and Atrix in favor of the transaction. Information about the executive officers and directors of QLT and their ownership of QLT common shares is set forth in the proxy statement for QLT’s 2004 Annual Meeting of Shareholders, which was filed with the SEC as Exhibit 99.1 to Form 10-K/A on April 28, 2004. Information about the executive officers and directors of Atrix and their ownership of Atrix common stock is set forth in the proxy statement for Atrix’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of QLT, Atrix and their respective executive officers and directors in the transaction by reading the definitive joint proxy statement/prospectus regarding the transaction.